Exhibit 99.11

CONSENT OF EXPERT

The undersigned hereby consents to the references to, and the information derived from, the report titled “Technical Report on the Pre-Feasibility Study of the Arrow Deposit, Rook I Property, Saskatchewan, Canada”, dated effective November 5, 2018 and to the references, as applicable, to the undersigned’s name included in or incorporated by reference in the Annual Report on Form 40-F of NexGen Energy Ltd. being filed with the United States Securities and Exchange Commission for the fiscal year ended December 31, 2019.

Dated: March 11, 2020

(Signed) Mark B. Mathisen

Mark B. Mathisen, C.P.G.

143 Union Boulevard Suite 505 | Lakewood, CO, USA 80228 | T +1 (303) 330 0950	www.rpacan.com